Exhibit 99.21

US Patent Office Grants Foundational Pharmacogenomic Patent

Melbourne, Australia, 11 June 2021: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a diversified Genomics and AI driven preventative health business advises that has been granted the US Patent No. 11,031,098 – ‘Computer Systems and Methods for Genomic Analysis’.

The patent application was submitted in 2016, building on a patent family dating back to 2001 and was recently granted to Genetic Technologies and demonstrates an important addition to Genetic Technologies portfolio of intellectual property. The length of time for the patent grant highlights the challenging climate in the United States for the granting of genetic and biotech patents in recent years and is therefore a significant milestone for the Company.

This builds on the latest patent granted in June 2020 for ‘Methods for assessing risk of developing breast cancer’ - No: US 10,683,549. (ref: ASX: release 18 June, 2020) and extends the protection of our portfolio beyond breast cancer for future products.

The patent describes efficient methods for identifying variations that occur in the human genome and relating those variations to the genetic basis of disease and drug response. The methods form the basis of Genome-Wide Association Studies (GWAS), particularly those focused on identifying single nucleotide polymorphisms associated with drug response ie. pharmacogenomic or pharmacogenetic markers.

Genetic Technologies CEO, Simon Morriss says: “This is another great achievement for the team, in this case, it’s a testament to the underlying expertise of our in-house scientists in navigating a particularly challenging patent pathway through the United States Patent and Trademarks Office (USPTO).

The application and utilization of this patent forms the foundation of a single test covering multiple serious diseases known as the multitest that will cover more than 70% of current known mortality and morbidities. This is in the final stages of development currently scheduled for release in Q4 CY21.

-END-

Authorised by the Board of Genetic Technologies

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Investor Relations (AUS)	Investor Relations and Media (US)
Stephanie Ottens	Dave Gentry
Market Eye	1 800 RED CHIP (733 2447)
M: +61 434 405 400	Cell: 407 491 4498
E: stephanie.ottens@marketeye.com.au	E: dave@redchip.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class. Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000